# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cue Biopharma, Inc., CIK 0001645460
CUSIP: 22978P205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 40 Guest Street, Boston, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000938206

## Reporting persons
- DRIEHAUS CAPITAL MANAGEMENT LLC: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 292,144; sole dispositive power 0; shared dispositive power 292,144; aggregate amount beneficially owned 292,144 (6.96% of the class)

## Item 1. Issuer
Name of issuer: Cue Biopharma, Inc.
Address of issuer's principal executive offices: 40 Guest Street, Boston, MA 02135

## Item 2. Person Filing
Name of person filing: Driehaus Capital Management LLC
Address of principal business office or, if none, residence: 25 East Erie Street, Chicago, Illinois 60611
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 292144
Percent of class: 6.96
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 292144
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 292144

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Driehaus Life Sciences Master Fund, L.P. (DLSM), a Cayman Islands exempted company, is an investment advisory client of DCM.

The shares reported by Driehaus Capital Management LLC (DCM) are held by two clients on a fully discretionary basis in accounts managed by DCM. Securities held in these clients' accounts are included in this report to reflect that DCM may have voting power and has dispositive power. The clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities covered by this Statement. DLSM has the right and power with respect to more than 5% of the shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DRIEHAUS CAPITAL MANAGEMENT LLC: Janet McWilliams, General Counsel (08/14/2026)